William M. Beaudoin

(617) 854-2337

William.Beaudoin@ropesgray.com

April 10, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re: GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On March 16, 2018, Samantha Brutlag and Ray Be of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and William Beaudoin of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 198 under the Securities Act of 1933, as amended, and Amendment No. 244 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 198/244”) relating to GMO High Yield Fund (the “Fund”), a new series of the Trust. The Registrant’s responses to the Staff’s comments are set forth below.

1.       Comment: The Staff notes that the Fund’s stated investment objective is total return in excess of that of its benchmark, the Markit iBoxx USD Liquid High Yield Index. Please refer to this objective in the Fund’s “Principal investment strategies” and disclose whether total return will be calculated before or after expenses for these purposes.

Response: The requested disclosure has been added.

2.       Comment: Please provide all numerical data relating to the Fund’s fees and expenses and expense example that was not included in Amendment 198/244.

Response: The requested numerical data relating to the Fund’s fees and expenses and expense example is set forth below.

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Fees and expenses

The table below describes the fees and expenses that you may bear for each class of shares if you buy and hold shares of the Fund.

Annual Fund operating expenses

(expenses that you bear each year as a percentage of the value of your investment)

	Class III	Class IV	Class V	Class VI
Management fee	0.35%[1]	0.35%[1]	0.35%[1]	0.35%[1]
Shareholder service fee	0.15%[1]	0.10%[1]	0.085%[1]	0.055%[1]
Other expenses	0.08%[2]	0.08%[2]	0.08%[2]	0.08%[2]
Total annual fund operating expenses	0.58%[2]	0.53%[2]	0.52%[2]	0.49%[2]
Expense reimbursement/waiver	(0.00%)[1,2]	(0.00%)[1,2]	(0.00%)[1,2]	(0.00%)[1,2]
Total annual fund operating expenses after expense reimbursement/waiver	0.58%[2]	0.53%[2]	0.52%[2]	0.49%[2]

1	Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) has contractually agreed to reimburse the Fund for the portion of its “Specified Operating Expenses” (as defined below) that exceeds 0.10% of the Fund’s average daily net assets. “Specified Operating Expenses” means only the following expenses: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses, expenses of non-investment related legal services provided to the Fund by or at the direction of GMO, organizational and start-up expenses, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses. GMO is permitted to recover from the Fund, on a class-by-class basis, “Specified Operating Expenses” it has borne or reimbursed (whether through reduction of its fees or otherwise) to the extent that the Fund’s “Specified Operating Expenses” later fall below the annualized rate of 0.10% per year or the lower expense limit in effect when GMO seeks to recover the expenses. The Fund, however, is not obligated to pay any such amount more than three years after GMO bore or reimbursed an expense. Any such recovery will not cause the Fund to exceed the annual limitation rate set forth above or the lower expense limit as is in effect at the time GMO seeks to recover expenses. GMO also has contractually agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (“GMO Funds”). Management fees and shareholder service fees will not be waived below zero. These reimbursements and waivers will continue through at least June 30, 2019, and may not be terminated prior to this date without the action or consent of the Trust’s Board of Trustees.

2	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same as those shown in the table. The one year amounts shown reflect the expense reimbursement and waiver noted in the expense table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class III	$59	$188
Class IV	$54	$172
Class V	$53	$169
Class VI	$50	$159

3.       Comment: With respect to the expense reimbursement and fee waiver shown in the Fund’s “Annual Fund operating expenses” table, please confirm that the contractual arrangements to reimburse/waive such expenses and fees will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing and include corresponding disclosure in the relevant footnote to the table.

Response: The Registrant confirms that the contractual arrangements to reimburse/waive such expenses and fees for the Fund will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing. The Registrant further confirms that it has amended the Fund’s disclosure such that the footnote describing the expense reimbursement and fee waiver states that the contractual arrangements will continue for at least one year from the date of the Prospectus.

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4.        Comment: In accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity (1) the types of derivatives in which the Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient.

Response: The Registrant believes that the derivatives disclosure in the Prospectus (in the “Principal investment strategies” and “Description of Principal Risks – Derivatives and Short Sales Risk” sections) and Statement of Additional Information (“SAI”) (in the “Uses of Derivatives—Use of Derivatives by the Bond Funds” section) sufficiently describes the types of derivatives in which the Fund may invest, the specific purpose for using such derivatives, and the extent to which such derivatives will be used, in accordance with the ICI Letter. In response to the Staff’s comment, however, the Registrant has revised the “Principal investment strategies” section of the Fund’s Prospectus as marked below to clarify further the specific purposes for which the Fund may use derivatives:

In addition to the bonds and derivative instruments indicated above, the Fund may (but is not obligated to) invest in a wide variety of exchange-traded and over-the-counter (OTC) derivatives for investment exposure or hedging purposes, including, without limitation, reverse repurchase agreements, options, futures, swap contracts, swaptions, and foreign currency derivative transactions.

5.       Comment: The Staff notes that the Fund’s “Principal investment strategies” disclosure states that the Fund is not limited in its use of derivatives or in the total notional value of its derivative positions. Please confirm whether the Fund expects the total notional value of its derivative positions to exceed the Fund’s assets and, if so, to what extent.

Response: The Registrant confirms that it is not limited in its use of derivatives and that the total notional value of its derivative positions may exceed the Fund’s net assets to the extent permitted by Section 18(f) of the 1940 Act and relevant SEC releases, no-action letters, and other pronouncements.

The Registrant respectfully notes the disclosure in the “Principal investment strategies” section of the Fund’s Prospectus (and the similar disclosure in the “Uses of Derivatives—Use of Derivatives by the Bond Funds” section of the Fund’s SAI) that states that, “[a]s a result of its derivative positions, the Fund may have gross investment exposures in excess of its net assets (i.e., the Fund may be leveraged) and therefore is subject to heightened risk of loss.” The Registrant further notes the disclosure in the “Uses of Derivatives – Introduction and Overview” section of the SAI that states that, “[i]t is the policy of each Fund to comply with Section 18(f) of the 1940 Act and the Funds are permitted to use any practices permitted by or consistent with relevant SEC releases, no-action letters and other pronouncements.”

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6.       Comment: Please confirm supplementally whether, as part of its principal investment strategies, the Fund expects to invest in residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), or collateralized mortgage obligations (“CMOs”). If so, please note the extent to which the Fund expects to invest in these instruments and explain how the Fund will determine the liquidity of such investments.

Response: The Fund does not currently expect to invest a material amount of its assets in RMBS, CMBS, or CMOs.

7.       Comment: Please consider adding interest rate risk as a standalone principal risk of the Fund.

Response: The Registrant respectfully submits that the Fund’s existing “Market Risk - Fixed Income” risk disclosure identifies and explains the concept of interest rate risk in a manner that is helpful to investors and compliant with Form N-1A. The Registrant notes that the “Market Risk - Fixed Income” risk disclosure in the Item 4 “Principal risks of investing in the Fund” section of the Prospectus summarizes the risks involved with fixed-income investments, including declines in market price due to rising interest rates. The Registrant further notes that the related disclosure in the Item 9 “Description of Principal Risks” section of the Prospectus includes the following:

A principal risk run by the Fund by virtue of having significant exposure to fixed income investments is that an increase in prevailing interest rates will cause the market price of those securities to decline. The risk associated with increases in interest rates (also called “interest rate risk”) is generally greater for the Fund if investing in fixed income investments with longer durations. In addition, in managing the Fund, GMO may seek to evaluate potential investments in part by considering the volatility of interest rates. The value of the Fund’s investments may be significantly reduced if GMO’s assessment proves incorrect.

Therefore, the Registrant does not believe it is necessary to add interest rate risk as a standalone principal risk of the Fund.

8.        Comment: The Staff notes that the Registrant discusses short sales in “Principal risks of investing in the Fund—Derivatives and Short Sales Risk” section of the Fund’s Prospectus. If the Fund engages in short sales as a principal investment strategy, please revise the Fund’s “Principal investment strategies” disclosure to include references to short sales. Please confirm that any expected fees or imputed expenses resulting from short sales will be appropriately reflected in the Fund’s “Annual Fund operating expenses” table.

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Response: The Fund does not expect to sell securities or currencies short to a significant extent. However, the Fund may create short investment exposure by taking derivative positions in which the value of the derivative moves in the opposite direction from the price of an underlying investment, pool of investments, index or currency. The Registrant believes that the Fund’s “Principal investment strategies” section includes adequate disclosure regarding the Fund’s use of derivatives and the Fund’s “Derivatives and Short Sales Risk” section includes adequate disclosure regarding the risks of loss associated with derivatives that provide short investment exposure.

The Registrant confirms that any expected fees or imputed expenses resulting from short sales will be appropriately reflected in the Fund’s “Annual Fund operating expenses” table.

9.       Comment: The Staff notes that the Fund’s “Non-U.S. Investment Risk” includes disclosure regarding the risks of investments tied economically to emerging countries. If emerging countries risk is a principal risk of the Fund, please add related disclosure to the “Principal investment strategies” section of the Prospectus.

Response: Although the Fund may invest in emerging countries (as described in the “Descriptions and Risks of Fund Investments—Risk of Non-U.S. Investments—Emerging Countries” section of the Fund’s SAI), the Fund currently does not expect to invest a significant portion of its assets in emerging countries and, therefore, does not believe it is necessary to add emerging countries disclosure to the “Principal investment strategies” section of the Fund’s Prospectus.

10.       Comment: In the Fund’s “Fund of Funds Risk,” please consider disclosing that the Fund will bear the fees and expenses of any underlying funds in which it invests. Please also consider disclosing the risks of investing in exchange-traded funds (“ETFs”).

Response: Pursuant to the Staff’s request, the Registrant has amended the “Principal risks of investing in the Fund—Fund of Funds Risk” section of the Prospectus as follows:

Fund of Funds Risk – The Fund is indirectly exposed to all of the risks of an investment in any underlying funds (including ETFs) in which it invests, including the risk that those underlying funds will not perform as expected. Because the Fund bears the fees and expenses of the underlying funds in which it invests, a reallocation of the Fund’s investments to underlying funds with higher fees or expenses will increase the Fund’s total expenses.

Further, the Registrant has amended the “Description of Principal Risks—Fund of Funds Risk” section of the Prospectus as follows:

Investments in ETFs involve the risk that an ETF’s performance may not track the performance of the index it is designed to track. In addition, ETFs often use derivatives to track the performance of an index, and, therefore, investments in those ETFs are subject to the same derivatives risks discussed in “Derivatives and Short Sales Risk.” ETFs are investment companies that typically hold a portfolio of securities designed to track the price, performance, and dividend yield of a particular securities market index (or sector of an index). As investment companies, ETFs incur their own management and other fees and expenses, such as trustee fees, operating expenses, registration fees, and marketing expenses, and to the extent the Fund invests in ETFs, the Fund will bear a proportionate share of such fees and expenses. As a result, an investment by the Fund in an ETF could lead to higher operating expenses and lower performance than if the Fund were to invest directly in the securities underlying the ETF.

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11.       Comment: The Staff notes that the Fund lists “Market Risk – Asset-Backed Securities” as a principal risk of investing in the Fund. Please add corresponding disclosure regarding the use of asset-backed securities to the “Principal investment strategies” section of the Prospectus or remove “Market Risk – Asset-Backed Securities” from the Fund’s principal risks section.

Response: The Registrant does not expect the Fund to invest principally in asset-backed securities and, therefore, has removed “Market Risk – Asset-Backed Securities” from the “Principal risks of investing in the Fund.”

* * * * * *

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP

Sarah Clinton, Esq., Ropes & Gray LLP

George Baxter, Esq., Ropes & Gray LLP